

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 13, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Huaiqian Zhang
Chief Executive Officer
Breezer Ventures, Inc.
202 - 351 No. 13 Mai Zidian Zao Ying Beili
Chaoyang District
Beijing, F4
China, 100024

> **Re:** **Breezer Ventures, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **File No. 333-129229**

Dear Sir:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief